Exhibit 2

FOR IMMEDIATE RELEASE	2 July 2018

WPP PLC (“WPP”)

2018 Interim Statement

WPP will announce its Interim Statement for the six months ended 30 June 2018 on Tuesday, 4 September 2018.

Contact:

Chris Wade +44 (0) 207 408 2204

END